SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

CIMATRON LIMITED
        (Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED By: /s/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: February 19, 2008

FOR IMMEDIATE RELEASE

Cimatron Names Bill Gibbs President North America

š	Assumes full responsibility for both GibbsCAM and CimatronE business lines in North America.

Givat Shmuel, Israel, – February 15, 2008 – Cimatron Limited (Nasdaq: CIMT), a leading provider of integrated CAD/CAM solutions for the toolmaking and manufacturing industries, today announced the nomination of Mr. Bill Gibbs as President North America, replacing Mr. Sam Golan. Bill Gibbs has also been nominated Director at Cimatron Technologies, Inc. (CTI). Under the new leadership of Bill Gibbs, CTI will continue to focus on developing the CimatronE business in North America, offering the best in class integrated CAD/CAM solution for Mold and Die makers.

Following the recently announced merger of Gibbs and Associates into Cimatron, Cimatron intends to capitalize on the strong presence of Gibbs and Associates in North America in order to enhance the sales efforts for CimatronE in this territory. Bill Gibbs, who will continue to maintain his position as President and CEO of Gibbs and Associates will now be responsible for promoting both CimatronE and GibbsCAM product lines in North America.

About Cimatron

With more than 25 years of experience and over 20,000 installations worldwide, Cimatron is a leading provider of integrated, CAD/CAM solutions for mold, tool and die makers as well as manufacturers of discrete parts. Cimatron is committed to providing comprehensive, cost-effective solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and ultimately shorten product delivery time. Cimatron’s cutting-edge CAD/CAM solutions are widely used in the automotive, medical, consumer plastics, electronics, and other industries.

Founded in 1982, Cimatron is publicly traded on the NASDAQ exchange under the symbol CIMT. Cimatron’s subsidiaries and extensive distributor network are located in over 35 countries to serve customers worldwide with complete pre- and post-sales support. For more information, please visit http://www.cimatron.com.

About Gibbs and GibbsCAM

For over 20 years, Gibbs and Associates has been a leader in providing cutting edge CAD/CAM technology, while maintaining its signature ease-of-use and productivity.  Powerfully Simple, Simply Powerful is the guiding philosophy at Gibbs.  Gibbs believes in empowering the NC programmer, machinist, and manufacturing engineer, not eliminating them.  Gibbs’ goal is to introduce manufacturers to new technologies and new ways of working that makes their machining easier and their businesses more profitable.  To achieve this goal, Gibbs creates tools that are naturally intuitive, graphically interactive, extremely visual, associative, and just plain enjoyable to use.  Gibbs provides a total quality solution with the service and support successful customers require.

1

GibbsCAM is certified under the Autodesk Inventor Certified Application Program, is a Solid Edge Certified Select application, and is a SolidWorks Certified CAM Application.  GibbsCAM is either offered or endorsed by a number of leading worldwide control and machine tool manufacturers, including GE Fanuc, Infimatic, Siemens, Doosan Infracore, Haas, Index, Mag Fadal, Matsuura, Mazak, Mitsubishi, Mori Seiki and Nakamura Tome. Gibbs and Associates distributes its products worldwide through a network of international Resellers.

In January 2008, Gibbs and Associates merged with Cimatron Ltd, (Givat Shmuel, Israel, NASDAQ: CIMT) and is now operating as a Cimatron company.  For more information about Gibbs and Associates and its CAM software packages, call 1-800-654-9399, or visit the company on-line at www.GibbsCAM.com.

Safe Harbor Statement

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act Of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the company’s plans, objectives and expected financial and operating results. The words “may,” “could,” “would,” “will,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the company’s ability to control. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycle, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refer to the Company’s filings with the Securities and Exchanges Commission. The company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Contact:
Ilan Erez, Chief Financial Officer	Yael Nevat,
Cimatron Ltd.	Commitment-IR.com
Tel.; 972-3-531-2121	Tel: 972-9-714 8866, +972-50-762-6215
E-mail: ilane@cimatron.com	E-mail: yael@commitment-IR.com

2